TRI-VISION INTERNATIONAL LTD./LTEE
360 Bay Street, Suite 500 Toronto, Ontario, M5H 2V6.
Tel: (416) 361-0737
Fax: (416) 361-0923

July 6, 2006

Office of International
Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C., U.S.A., 20549

SUPPL

Attention: Filings/Listings

Dear Sirs:

Re: Annual & Special Meeting of Shareholders - Exemption No. 82-4501

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.

dlw 7/13

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: TRI-VISION INT'L LTD/LTEE

French:

Address: 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Telephone: 416-361-0737

Contact Name: GEORGE A. DUGUAY

Transfer Agent | CUID ETSZ | Name: EQUITY TRANSFER SERVICES | Telephone: 416-361-0930 ext 235

Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3 | E-mail Address | Contact Name: CLARISSE KARANGWA

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[X] Special
[ ] General
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2006	08	03
Meeting Date	2006	09	14
Material Mail Date	2006	08	15

Payment for Publication [ ] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 892971631RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $93.00 per publication	$: 93.00
Plus 7% GST	$: 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$: 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 895921104 3	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Title	Signature	Date
George A. Duguay	[signature]	July 5, 2006

CDSX166 (02/03) front